March 23, 2020

VIA EDGAR

Ms. Alison White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:	American Century Municipal Trust (the “Registrant”) (File Nos. 002-91229; 811-04025)

Dear Ms. White:

Please find below our responses to your comments that we discussed on February 14, 2020, regarding Post-Effective Amendment No. 82, filed on January 2, 2020, to the Registrant’s registration statement for Managed Account Shares Series CA Fund (“CA Fund”) and Managed Account Shares Series N Fund (“N Fund,” and together with CA Fund, the “Funds”). For your convenience, we restate each of your comments prior to our responses.

1.	Comment: Please provide the final Fees and Expenses and Expense Example sections for the Funds.

Response: Below find the final Fees and Expenses and Expense Example sections for the Funds. The sections are identical for both Funds.
Fees and Expenses
The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	None
Other Expenses[1,2]	0.00%
Total Annual Fund Operating Expenses	0.00%
1 Other expenses are based on estimated amounts for the current fiscal year.

[2]
Pursuant to the investment advisory agreement between the fund and the advisor, the advisor will pay all of the expenses of the fund other than brokerage and other transaction fees and expenses relating to the acquisition and disposition of portfolio securities, acquired fund fees and expenses, interest (including without limitation borrowing costs and overdraft charges), taxes (including without limitation income, excise, transfer, and withholding taxes), litigation expenses (including without limitation litigation counsel fees and expenses), and extraordinary expenses.

Example
The example below is intended to help you compare the costs of investing in the fund with the costs of investing in other mutual funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods, that you earn a 5% return each year, and that the fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Ms. Alison White
March 23, 2020

1 year	3 years
$0	$0
$0	$0
$0	$0
$0	$0
$0	$0

2.
Comment: Consider adding a footnote to the management fee line item in the Annual Fund Operating Expenses table that the advisor does, however, receive a management fee from funds, collective investment trusts, or client advisory accounts that invest in the Funds.

Response: We feel that such footnote is neither permitted nor required by Form N-1A and respectfully decline to add such footnote. In addition, we note that we do make such disclosure in The Investment Advisor section.

3.	Comment: In footnote two to the Annual Fund Operating Expenses table, consider adding that Rule 12b-1 fees are also excluded from the expenses paid by the advisor.

Response: We feel that it would be confusing to mention Rule 12b-1 fees in such footnote as the current shares of the Funds do not have Rule 12b-1 fees and respectfully decline to amend the footnote. However, in the future if we do add a class with Rule 12b-1 fees we will add Rule 12b-1 fees as being fees excluded from the expenses paid by the advisor.

4.	Comment: In the Below Investment-Grade Securities risk factor in the Principal Risks section, consider disclosing that such securities are speculative.

Response: Such disclosure has been added.

5.	Comment: Consider disclosing in the Principal Investment Strategies section that the Funds typically invest in intermediate-term and long-term bonds.

Response: Such disclosure has been added.

6.	Comment: For CA Fund, consider disclosing what the weighted average maturity of CA Fund is.

Response: The Funds do not have a weighted average maturity policy and such disclosure has been removed from N Fund.

7.	Comment: Consider disclosing in the Portfolio Managers section how long the portfolio managers have managed the Funds.

Response: We believe we are complying with Form N-1A as we disclose how long each portfolio has been associated with the investment adviser of the Funds and respectfully decline to add such disclosure.

8.
Comment: If investing in derivatives is a principal investment strategy, consider adding such disclosure to the Principal Investment Strategies section. If investing in derivatives is not a principal investment strategy, consider deleting such disclosure from the What are the fund’s principal investment strategies? section.

Response: Investing in derivatives is not a principal investment strategy for the Funds and such disclosure has been deleted from the What are the fund’s principal investment strategies? section.

Ms. Alison White
March 23, 2020

9.	Comment: In the Objectives, Strategies and Risks section, consider adding headings to the principal risks.

Response: We believe that the existing presentation and organization of the disclosure conforms to the requirements of N-1A and clearly explains risks to shareholders. We respectfully decline to make a change.

10.
Comment: Consider adding a large redemption and derivatives risk factor to the Principal Risks section if such risks are principal. If such risks are not principal, consider deleting such risk disclosure in the What are the principal risks of investing in the fund? section.

Response: A large redemption risk factor has been added to the Principal Risks section. Derivatives do not pose a principal risk and such risk disclosure has been deleted from the What are the principal risks of investing in the fund? section.

11.
Comment: If investing in derivatives is a principal investment strategy, consider removing that the Funds’ use is limited in the What are the fund’s principal investment strategies? section and add investing in derivatives to the Principal Investment Strategies section.

Response: Investing in derivatives is not a principal investment strategy for the Funds and the paragraph referencing that the use of derivatives is limited has been deleted from the What are the fund’s principal investment strategies? section.

12.
Comment: Consider stating in The Investment Advisor section that the Funds are available for purchase only by funds and collective investment trusts advised by American Century Investments and other American Century advisory clients that are subject to a contractual fee for investment management services.

Response: The prospectuses of the Funds already make such disclosure on the cover page, the Purchase and Sale of Fund Shares section, and the Purchase of Fund Shares section and we respectfully decline to add such additional disclosure.

13.
Comment: Consider noting in the Portfolio Turnover section in the Statement of Additional Information (“SAI”) that the Funds’ portfolio turnover rate for its most recent fiscal year is not included in the Fund Summary section of the Funds’ prospectuses.

Response: Such disclosure has been added.

14.	Comment: Consider adding the Funds and their respective benchmarks to the table in the Bonus section of the SAI.

Response: The Funds are not currently, and will not be upon registration, a factor in a portfolio manager’s compensation and we respectfully decline to make such change. We will add such disclosure once the Funds are a consideration when determining a portfolio manager’s compensation.

15.	Comment: Please ensure the comptroller or principal accounting officer is executing the signature page to the registration statement pursuant to Section 6(a) of the Securities Act of 1933.

Response: We confirm that the principal accounting officer is executing the registration and have added a parenthetical noting that the Chief Financial Officer and Treasurer is the principal accounting officer.

Ms. Alison White
March 23, 2020

If you have any questions with regard to the above responses, please contact Giles Walsh at giles_walsh@americancentury.com or 816-340-3390.

Sincerely,

/s/ Giles Walsh
Giles Walsh
Assistant Secretary

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com